SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 27)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 20 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 20 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Maroon Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,469,804*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,469,804*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,469,804*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 21.9%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 102,746,225 shares of Common Stock outstanding as of October 25, 2019, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 32.5% of the total voting power of the Common Stock as of October 25, 2019, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2019, as adjusted, which is comprised of 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 20 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) THHC, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,723,351*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,723,351*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,723,351*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 20.2%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 102,746,225 shares of Common Stock outstanding as of October 25, 2019, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 30.0% of the total voting power of the Common Stock as of October 25, 2019, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2019, as adjusted, which is comprised of 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 20 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) T11 HHC, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,723,351*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,723,351*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,723,351*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 20.2%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 102,746,225 shares of Common Stock outstanding as of October 25, 2019, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 30.0% of the total voting power of the Common Stock as of October 25, 2019, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2019, as adjusted, which is comprised of 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 20 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees of the trust listed on Appendix A-3.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,963*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,963*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,963*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaim beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 102,746,225 shares of Common Stock outstanding as of October 25, 2019, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of October 25, 2019, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2019, as adjusted, which is comprised of 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 20 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Thomas J. Pritzker, individually and as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,469,804*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,469,804*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,469,804*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 21.9%*
14.	Type of Reporting Person IN; OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 102,746,225 shares of Common Stock outstanding as of October 25, 2019, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 32.5% of the total voting power of the Common Stock as of October 25, 2019, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2019, as adjusted, which is comprised of 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 206,325 SARs that are currently exercisable at an exercise price of $47.36, 122,324 SARs that are currently exercisable at an exercise price of $52.65 and 53,241 SARs that are currently exercisable at an exercise price of $80.02. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

CUSIP No. 448579102	13D	Page 7 of 20 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jason Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,410*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,410*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 102,746,225 shares of Common Stock outstanding as of October 25, 2019, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of October 25, 2019, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2019, as adjusted which is comprised of 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 20 Pages

EXPLANATORY NOTE: This Amendment No. 27 to Schedule 13D (“Amendment No. 27”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 150 North Riverside Plaza, Chicago, Illinois 60606. This Amendment No. 27 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on December 19, 2011 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 22, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 9”), Amendment No. 10 to the Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 10”), Amendment No. 11 to the Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 11”), Amendment No. 12 to the Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 12”), Amendment No. 13 to the Schedule 13D filed by the Reporting Persons on December 2, 2013 (“Amendment No. 13”), Amendment No. 14 to the Schedule 13D filed by the Reporting Persons on January 3, 2014 (“Amendment No. 14”), Amendment No. 15 to the Schedule 13D filed by the Reporting Persons on April 1, 2014 (“Amendment No. 15”), Amendment No. 16 to the Schedule 13D filed by the Reporting Persons on March 4, 2015 (“Amendment No. 16”), Amendment No. 17 to the Schedule 13D filed by the Reporting Persons on September 2, 2015 (“Amendment No. 17”), Amendment No. 18 to the Schedule 13D filed by the Reporting Persons on August 31, 2016 (“Amendment No. 18”), Amendment No. 19 to the Schedule 13D filed by the Reporting Persons on December 9, 2016 (“Amendment No. 19”), Amendment No. 20 to the Schedule 13D filed by the Reporting Persons on August 17, 2017 (“Amendment No. 20”), Amendment No. 21 to the Schedule 13D filed by the Reporting Persons on September 20, 2017 (“Amendment No. 21”), Amendment No. 22 to the Schedule 13D filed by the Reporting Persons on November 22, 2017 (“Amendment No. 22”), Amendment No. 23 to the Schedule 13D filed by the Reporting Persons on December 6, 2017 (“Amendment No. 23”), Amendment No. 24 to the Schedule 13D filed by the Reporting Persons on May 16, 2018 (“Amendment No. 24”), Amendment No. 25 to the Schedule 13D filed by the Reporting Persons on September 13, 2018 (“Amendment No. 25”) and Amendment No. 26 to the Schedule 13D filed by the Reporting Persons on August 16, 2019 (“Amendment No. 26”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16,

CUSIP No. 448579102	13D	Page 9 of 20 Pages

Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25 and Amendment No. 26, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

(a)-(c) This Schedule 13D is being filed by Maroon Private Trust Company, LLC, in the sole capacity as trustee of the trusts listed on Appendix A-1 and Appendix A-2; THHC, L.L.C.; T11 HHC, LLC; Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely in the capacity as co-trustees of the trust listed on Appendix A-3; Thomas J. Pritzker, individually and as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC and Jason Pritzker, individually (together, the “Reporting Persons”).

Item 2 of the Schedule 13D is amended by deleting the second paragraph thereof and replacing such paragraph with the following:

The address of the principal business and principal office of Maroon Private Trust Company, LLC is 350 South Main Avenue, Suite 401, Sioux Falls, South Dakota 57104. The address of the principal business and principal office of THHC, L.L.C. is 350 South Main Avenue, Suite 401, Sioux Falls, South Dakota 57104. The address of the principal business and principal office of T11 HHC, LLC is 350 South Main Avenue, Suite 401, Sioux Falls, South Dakota 57104. The address of the principal office of Marshall E. Eisenberg is 150 North Riverside Plaza, Suite 3300, Chicago, Illinois 60606-1594. The address of the principal office of Thomas J. Pritzker is 150 North Riverside Plaza, Suite 3300, Chicago, Illinois 60606-1594. The address of the principal office of Jason Pritzker is 150 North Riverside Plaza, Suite 3300, Chicago, Illinois 60606-1594.

Item 2 of the Schedule 13D is amended by deleting the third paragraph thereof and replacing such paragraph with the following:

Maroon Private Trust Company, LLC, THHC, L.L.C., T11 HHC, LLC, Maroon Trust and Marshall E. Eisenberg are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts. Thomas J. Pritzker serves as executive chairman of the board of directors of the Issuer; is chairman and chief executive officer, manager and president of The Pritzker Organization, L.L.C. (“TPO”), the principal financial and investment advisor to certain Pritzker family business interests; is a director of Royal Caribbean Cruises Ltd.; is a director and vice president of The Pritzker Foundation, a charitable foundation; is a director and president of the Pritzker Family Philanthropic Fund, a charitable organization; and is chairman, director and president of The Hyatt Foundation, a charitable foundation which established The Pritzker Architecture Prize. Jason Pritzker is a director of the Issuer; is a manager of, and an investment professional at, TPO; and is a director of TMS International Corporation, a provider of on-site industrial steel mill services.

CUSIP No. 448579102	13D	Page 10 of 20 Pages

Item 2 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 6, 2019, a copy of which is attached as Exhibit 24 to this Amendment No. 27.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On December 4, 2019, the trust listed on Appendix A-1 hereto contributed its direct interest in THHC, L.L.C. to T11 HHC, LLC, a member-managed Delaware limited liability company whose sole member is the trust listed on Appendix A-1, and T11 HHC, LLC became the controlling member of THHC, L.L.C. No consideration was paid in connection with such contribution, and such contribution constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock directly held by THHC, L.L.C. remain shares of Class B Common Stock following such contribution.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On December 4, 2019, the trust listed on Appendix A-1 hereto contributed its direct interest in THHC, L.L.C. to T11 HHC, LLC, a member-managed Delaware limited liability company whose sole member is the trust listed on Appendix A-1, and T11 HHC, LLC became the controlling member of THHC, L.L.C. No consideration was paid in connection with such contribution, and such contribution constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock directly held by THHC, L.L.C. remain shares of Class B Common Stock following such contribution.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 1,410 shares of currently issued Class A Common Stock and 22,520,767 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019, the number of shares of Class B Common Stock beneficially owned by the Reporting

CUSIP No. 448579102	13D	Page 11 of 20 Pages

Persons represents 34.4% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 25, 2019, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 21.9% of the total number of shares of Common Stock outstanding and 32.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 119,707 SARs that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 206,325 SARs that are currently exercisable at an exercise price of $47.36, 122,324 SARs that are currently exercisable at an exercise price of $52.65 and 53,241 SARs that are currently exercisable at an exercise price of $80.02. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

Schedule A attached to this Amendment No. 27 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 27 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

THHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 20,723,351 shares of Class B Common Stock. T11 HHC, LLC is a member-managed Delaware limited liability company and the controlling member of THHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Maroon Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of (i) the trust listed on Appendix A-1, which is the sole member of T11 HHC, LLC, and in such capacity may be deemed to beneficially own such shares of Class B Common Stock, and (ii) the trusts listed on Appendix A-2, and in such capacity may be deemed to beneficially own an additional 1,746,453 shares of Class B Common Stock. Maroon Trust is the sole member of Maroon Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Thomas J. Pritzker is the trustee of Maroon Trust and in such capacity may, for the purposes hereof, be deemed to

CUSIP No. 448579102	13D	Page 12 of 20 Pages

beneficially own such shares of Class B Common Stock. The investment decisions of Maroon Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and P. Daniel Donohue. The voting decisions of Maroon Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and P. Daniel Donohue. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

Based solely on the information contained in the Form 4 filings filed on October 21, 2019 by a Separately Filing Group Member, such Separately Filing Group Member converted an aggregate of 275,170 shares of Class B Common Stock into 275,170 shares of Class A Common Stock.

Based solely on the information contained in the Form 4 filings filed on November 27, 2019 by a Separately Filing Group Member, such Separately Filing Group Member converted an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 1,030,675 shares of currently issued Class A Common Stock and 63,192,879 shares of Class A Common Stock issuable upon conversion of 63,192,879 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 2.8% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 96.5% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 62.5% of the total number of shares of Common Stock outstanding and 91.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 27 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 27 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 13 of 20 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On December 4, 2019, T11 HHC, LLC executed a joinder to, and thereby became subject to the provisions of, each of the Global Hyatt Agreement and the Foreign Global Hyatt Agreement.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 24	Joint Filing Agreement, dated as of December 6, 2019, pursuant to Rule 13d-1(i) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2019

Maroon Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2.

By:	/s/ Derek Arend
Derek Arend
Vice President

THHC, L.L.C.

By:	/s/ Derek Arend
Derek Arend
President

T11 HHC, LLC

By:	/s/ Derek Arend
Derek Arend
President

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustee of the trust listed on Appendix A-3.

/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely (i) in the capacity as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC, and (ii) in the capacity as co-trustee of the trust listed on Appendix A-3

/s/ Thomas J. Pritzker
Thomas J. Pritzker, individually

/s/ Jason Pritzker
Jason Pritzker, individually

[Signature Page to Amendment No. 27 to Schedule 13D]

CUSIP No. 448579102	13D	Page 15 of 20 Pages

Appendix A-1

Name of Trust	Jurisd. of Org.
F.L.P. Trust #11	South Dakota

CUSIP No. 448579102	13D	Page 16 of 20 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Trust TJP-PTA	Bahamas
Trust TJP-PTB	Bahamas
Trust JNP-NPT	Bahamas
Trust BTP-NPT	Bahamas
Trust DTP-NPT	Bahamas

CUSIP No. 448579102	13D	Page 17 of 20 Pages

Appendix A-3

Name of Trust	Jurisd. of Org.
TJP Revocable Trust	Illinois

CUSIP No. 448579102	13D	Page 18 of 20 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Maroon Private Trust Company, LLC, solely in the capacity as trustee of the trust listed on Appendix A-1 and the trusts listed on Appendix A-2.[6]	—	—	22,469,804	34.3%	21.9%	32.5%
THHC, L.L.C.[6]	—	—	20,723,351	31.7%	20.2%	30.0%
T11 HHC, LLC[6]	—	—	20,723,351	31.7%	20.2%	30.0%
Thomas J. Pritzker and Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustees of the trust listed on Appendix A-3.	—	—	50,963	*	*	*
Thomas J. Pritzker, individually and as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC[6] [7]	—	—	22,469,804	34.3%	21.9%	32.5%
Jason Pritzker, individually.	1,410	*	—	—	*	*

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 37,282,951 shares of Class A Common Stock outstanding as of October 25, 2019, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 65,463,274 shares of Class B Common Stock outstanding as of October 25, 2019, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock outstanding as of October 25, 2019, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2019, as adjusted, which is comprised of 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

THHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 20,723,351 shares of Class B Common Stock. T11 HHC, LLC is a member-managed Delaware limited liability company and the controlling member of THHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Maroon Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of (i) the trust listed on Appendix A-1, which is the sole member of T11 HHC, LLC, and in such capacity may be deemed to beneficially own such shares of Class B Common Stock, and (ii) the trusts listed on Appendix A-2, and in such capacity may be deemed to beneficially own an additional 1,746,453 shares of Class B Common Stock. Maroon Trust is the sole member of Maroon Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Thomas J. Pritzker is the trustee of Maroon Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of Maroon Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and P. Daniel Donohue. The voting decisions of Maroon Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and P. Daniel Donohue. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

[7]

Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 206,325 SARs that are currently exercisable at an exercise price of $47.36, 122,324 SARs that are currently exercisable at an exercise price of $52.65 and 53,241 SARs that are currently exercisable at an exercise price of $80.02. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above. Thomas J. Pritzker is also the grantor of the trust set forth on Appendix A-3, and has the right to revoke the trust at any time without the consent of another person. As a result he could be deemed to be the sole beneficial owner of the shares owned by such trust.

CUSIP No. 448579102	13D	Page 19 of 20 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	774,499	1.2%	*	1.1%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	34.4%	21.9%	32.5%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	2,420,151	3.7%	2.4%	3.5%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	6,457,104	9.9%	6.3%	9.3%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	7,215,797	11.0%	7.0%	10.4%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	1,014,625	2.7%	4,162,655	6.4%	5.0%	6.2%
The Anthony N. Pritzker Family Foundation[14]	—	—	734,270	1.1%	*	1.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	28.8%	18.3%	27.2%
Pritzker Family Group Totals	1,030,675	2.8%	63,192,879	96.5%	62.5%	91.5%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as adjusted to account for the conversion of an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock by a Separately Filing Group Member on November 25, 2019.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 37,282,951 shares of Class A Common Stock outstanding as of October 25, 2019, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 65,463,274 shares of Class B Common Stock outstanding as of October 25, 2019, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock outstanding as of October 25, 2019, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2019, as adjusted, which is comprised of 37,282,951 shares of Class A Common Stock and 65,463,274 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 206,325 SARs that are currently exercisable at an exercise price of $47.36, 122,324 SARs that are currently exercisable at an exercise price of $52.65 and 53,241 SARs that are currently exercisable at an exercise price of $80.02. The number of shares of Class A

CUSIP No. 448579102	13D	Page 20 of 20 Pages

Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.
[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.